September 7, 2010

Ms. Sandra DaDalt
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

     Re: Sun Life of Canada (U.S.) Variable Account F: Initial Registration
              Form N-4 Filing (SEC Nos. 333-168710 & 811-05846)
              Form N-4 Filing (SEC Nos. 333-168711 & 811-05846)
              Form N-4 Filing (SEC Nos. 333-168712 & 811-05846)

Dear Ms. DaDalt,

The Staff has reviewed the above-referenced initial registration statements, which the Commission received on August 10, 2010. Based on our review, we are providing the following comments using the Masters Choice Filing (333-168710) as the primary reference document. To the extent that the same disclosure appears in the other registration statements, the same comments apply throughout. Page references are based on the courtesy copy of Masters Choice provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

1. *Cover Page.*
a. Contract Name. The name "Sun Life Financial Masters Choice" is already the EDGAR contract name identifier for SEC File No. 333-83516 (C000021928) and appears on the related prospectuses, statements of information, and supplements provided to contractowners. The contract name for each new product should be unique so investors can identify the correct documents using that name as a search term on the public EDGAR database. Please modify the contract name(s) accordingly.

b. Available Funds Statement. Please delete the bold statement immediately below the fund list or revise the cross-reference. The corresponding section of the prospectus contains no disclosure explaining this statement.

c. Items 1(a)(v) and (vii). The disclosure responsive to these requirements must appear on the outside front cover page of the registration statement. *See* Items 1(a)(v), (vii). *See* also Rule 481(b)(1) of the 1933 Act.

2. *Product Highlights (pp.5-7).*
a. The Annuity Contract. This option is age-limited. Please add "if you are eligible" or a similar qualifier so it is not misleading to a prospective purchaser reviewing the synopsis.

b. The Accumulation Phase. In the bold sentence, please define the "timing" issue more clearly. Depending on the rider selected, a contractowner may be prohibited from making any purchase payments after the 1st contract year. Also, the reservation of rights statement is confusing. Please clarify that where a rider permits purchase payments after the first contract year, Registrant can also limit the contractowner's maximum annual contribution to the contract. Per Rule 421, the revised language should be in plain English. Note that the term "limit" usually refers to a cap or maximum, not a minimum.

c. *Fees and Expenses*. Please indicate that the term "free transfers" refers to transferring contract value among the underlying funds. As written, there is no context for the reference.

d. *Optional Living Benefits*. Where the bullet points refer to an "enhancement," please indicate what value is will be enhanced. Likewise, in the paragraph below the bullet points, please indicate the nature of the conditions that must be satisfied to receive lifetime income under the living benefits (*e.g.*, conditions related to when and how a contractowner withdraws value from the Contract). Finally, in the paragraph beginning "Under SIR III," please insert "and may terminate your contract" after "will terminate your optional living benefit."

e. *The Income Phase: Annuity Provisions*. Please correct the reference to a rate of 1.60%; the correct value appears to be 1.35%. Please make the same corrections to the parallel references throughout the prospectus including those on pages 9, 23, and 41.

f. *Death Benefit*. Please delete or clarify the phrase "if available in your state." If the option is pending approval in certain states, indicate this. If, however, the option cannot be approved in certain jurisdictions, then identify the states in which it will not be sold. Also, please clarify the "cash Surrender Value" basic death benefit for owners 85 or younger on the Open Date. We note that "cash Surrender Value" is not a defined term; however, Surrender Value is defined as Account Value minus certain charges. Under what circumstance could this amount ever be higher than Account Value? Finally, please clarify the purpose of last 2 sentences under the Death Benefit heading. Is there a difference between the date the contract becomes effective and the date the contract is issued? Summarize the situation is this disclosure attempts to highlight and explain why the distinction matters.

g. *Withdrawals and Withdrawal Charges*. The 3rd sentence is extremely difficult to understand, and it is unclear what values subparagraphs (1) and (2) represent. It is also confusing to include premiums no longer subject to a CDSC in the free withdrawal equation. Please rewrite the description of the "free withdrawal amount" in plain English. A reader should be able to tell how investment performance (earnings and losses), purchase payments, withdrawals and the CDSC schedule generally effect the free withdrawal amount.

h. *Right to Return*. Does the last sentence just apply to Return of Purchase Payment states? For clarity, consider restating it affirmatively (*e.g.*, "We only deduct a withdrawal charge when the returned amount is based on Surrender Value").

3. *Transaction Fee Ta le (p. 8).*
a. *Sales Load*. Given that the Withdrawal Charge is a deferred sales charge based on purchase payments, either rename the first caption "Sales Load Deducted from Purchase Payments" or delete the line item. *See* Item 3, General Instruction 3.

b. *Maximum Withdrawal Charge.* If correct, revise the parenthetical to state, "as a percentage of Purchase Payment withdrawn."

4. *Periodic Fee Table (p. 8).* Please delete the phrase "Currently Available" from the Death Benefit and Living Benefit headers. This reference made sense in the template product(s) but does not apply here. Also, please clarify that the Death Benefit charges are assessed against both the Variable Account value and value in the DCA Fixed accounts.

5. *Portfolio Fee Table (p. 9).*

The reference to the year and the fee waivers should be moved to the paragraph directly below the minimum and maximum fees. Also, please delete the last 2 sentences of the preamble as that information is repeated in the subsequent paragraph.

6. *Fee Table Footnotes (p. 9).*

a. Footnote 2. To avoid confusion, please delete the word "currently." The clause "we may deduct" is sufficient.

b. Footnote 6. The point of the 4th and 5th sentences is not clear. If the current charge is less than the maximum indicated in the fee table, please state this directly. Likewise, if the maximum single life charge is 1.75% rather than the 1.95% joint life maximum shown in the table, please say so more clearly. Rule 421. Also, please correct or delete the cross-reference. There is no prospectus section entitled "Costs of the Living Benefits."

c. Footnote 7. Please revise the cross-referenced narrative to add information explaining the adjustments to which the footnote refers or substitute a more appropriate cross-reference.

d. Footnote 10. Please correct the references to 1.60% per Comment 2(*e*), above.

7. *Expense Example (pp. 9-10).*

Please limit the unessential information in the 2nd paragraph of the example preamble so readers can focus on the required disclosure. The 2nd and 3rd sentences are unnecessary because the initial disclosure already says the examples assume maximum possible fees for a contract with the most expensive combination of standard and optional features. Similarly, the two fee waiver sentences should appear after the example numbers where the disclosure explains how to find a description of the waiver and reimbursement arrangements. Please revise accordingly.

8. *The Annuity Contract (p. 11).*

The purpose of the last paragraph in this section is unclear. If some brokers determine an optional benefit is unsuitable for purchasers above a certain age and will not sell the option in those circumstances, please recast this disclosure in terms of suitability. Otherwise, please (a) revise this paragraph to clarify the relationship between the purchaser's age and the optional contract features a broker/dealer may offer, and (b) in EDGAR correspondence, please confirm to the Staff that all broker/dealers will offer the contract with all optional features described in the prospectus if suitable to the purchaser.

9. *Communicating to Us About Your Contract (p. 11).*

The constructive receipt disclosure is not sufficiently clear for an investor to know precisely when a requested transaction will be priced. Please clarify that all financial transaction requests and payments provided to a broker who is an agent for Sun Life must be submitted before the close of the New York Stock Exchange to receive that day's price.

10. *Electronic Account Information (p. 11).*

Please confirm that, when the registration statement is effective, the website provided in this section will be a "live" link to the specific URL for the optional electronic delivery service indicated in the disclosure. The Staff was unable to access the information indicated via that link.

11. *The Variable Account (p. 12).*

In the last sentence of the 2nd paragraph, please clarify that the rider and death benefit guarantees are general account obligations, not separate account obligations and summarize the reason that distinction may matter to a contractowner.

12. *Variable Account Options: The Funds (pp. 12-14).*

Footnote 2 on page 13 does not seem to apply to a new registration statement. Please review and revise or delete as appropriate.

13. *The Fixed Account Options: The DCA Periods (p. 14).*

Please clarify the reference to "benefits" as the benefits under the optional Sun Income Riser III, Maximizer, and Maximizer Plus riders. In addition, explain that those claims and claims for death benefits in excess of contract value allocated to the separate account are subject to the claims of Registrant's other creditors. In the final paragraph, please cross-reference the prospectus section indicating how an investor can find the current Guaranteed Interest Rates.

14. *Issuing Your Contract (p. 14).*

If the application is incomplete, is the issue date still the day the Registrant received the initial purchase payment, or is it the day Sun Life receives all the information necessary to complete the application? Please clarify.

15. *Reservation of Rights (p. 15).*

The "Amount and Frequency of Purchase Payments" and the "Allocation of Net Purchase Payments" sections state that Registrant reserves the right to change current procedures related to purchase payment refusals, DCA Period allocations and premium tax deductions. Please indicate whether contractowners will be notified in advance if Registrant decides to exercise these rights and, if so, how that notice will be provided. This comment also applies to the right to impose a $15 transfer fee which is mentioned under "Permitted Transfers" on page 16.

16. *Variable Accumulation Unit Value (p. 15).*

Please consider substituting the word "generally" for "currently" in the 1st paragraph.

17. *Fixed Account Value (p. 16).*

Please explain how a contractowner can determine what the Guaranteed Interest Rates are at any given time. Alternatively, add this information to the glossary definition on page 56.

18. *Permitted Transfers (p. 16).*

The first two paragraphs below the bullet points both state that Registrant may waive certain transfer restrictions. If the references are different, please clarify the distinction. If not, delete one or the other.

19. *Requests For Transfers (pp. 16-17).*

a. "Subject to Availability." Please explain what "subject to availability" means in this context. For valuation purposes, could two contractowners submit transaction orders to their registered representatives at the same time and receive prices valued on different days because electronic transfers were available to one and not the other? If so, what determines availability of this option? If it is not available to all contractowners, please explain why contracts with and without the option should be offered through the same registration statement. This same comment also applies to the same phrase in the paragraph immediately above the "Short-Term Trading" header on page 17.

b. Right to Deny Electronic or Telephone Transfer Requests. On what basis may Registrant deny transfer requests made electronically or by phone? Will notice be provided before this right will be exercised? Please clarify.

c. Terminology. Please clarify what the clauses, "[a] transfer request will be effective as of..." and "the transfer request will be effective on ... [x] day" mean. In each case, specifically state that the transaction will be *priced at the accumulation unit value determined at the close of the NYSE* on the day indicated.

20. Short-Term Trading (pp. 17-18).

a. 2nd Paragraph. This "Transfer Privilege" section does not mention market timing, so the 2nd sentence is more puzzling than helpful; please delete it. Likewise, the transfer fee mentioned in the 3rd sentence is never described as a short-term trading fee, so that reference is also confusing. Either clarify how the transfer fee relates to short-term trading or delete the sentence.

b. Transfer Restrictions. If Registrant imposes a transfer restriction limiting the contractowner to transfers of 100% of a subaccount, how will that restriction be imposed? For example, if the contractowner requests to transfer less than 100% of the subaccount value, will Registrant transfer 100% or 0%? Please clarify. Also, please indicate whether Registrant will impose the restriction and then notify the contractowner or vice versa.

c. Plain English. Please eliminate the repetitious language about uniform application of the policies in the middle of the last paragraph of this section. *See* Rule 421.

21. Waivers; Reduced Charges ... (p. 18).

Please clarify the reference to "large Contracts" in subsection (1). Specifically, reconcile this reference with the disclosure on page 5 stating that purchase payments will not be accepted if account value is $2 million or would exceed that amount as a result of the purchase payment. Under what circumstances could a contractowner purchase a "large Contract" that would qualify for waived or reduced fees? Please explain.

22. Other Programs: Bold Introductory Paragraph (p. 18-19).

Please summarize the availability of or restrictions on using these programs in connection with a contract that has one of the optional living or death benefit features. Alternatively, you may cross-reference the disclosure(s) where this is discussed.

23. Asset Allocation (p. 19).

Please disclose how to obtain the brochure mentioned in the 3rd paragraph. If it is available on Registrant's website, consider including a "live" URL link to the current brochure for the programs being offered.

24. Systematic Withdrawal Program (pp. 19-20).

We note that the living benefit narrative on page 33 says that it is the contractowner's responsibility to monitor systematic withdrawals to ensure they do not result in excess withdrawals that reduce or terminate optional benefits. In light of this disclosure, please recharacterize the last sentence on page 19 to clarify that the contractowner may have to adjust or reduce the amount of the systematic withdrawal to comply with the optional benefit limits on allowable withdrawals.

25. *Full Withdrawals (p. 20).*

Please explain what "your Account Value at the end of ..." means. Specifically, clarify that the starting Account Value is based on the price determined for each subaccount at the end of the Valuation Period during which Registrant receives the withdrawal request.

26. *Partial Withdrawals (p. 20).*

The first sentence of this section is unclear. Please describe the amount paid to the contractowner and the amount deducted from Account Value more clearly. Either the fees and charges are (1) deducted from the amount the contractowner requested (*i.e.*, the contractowner receives less than the requested amount); or (2) deducted from Account Value in addition to the requested withdrawal amount (*i.e*., Account Value is reduced by more than the requested amount). Explain in plain English which scenario applies.

27. *Time of Payment: 2nd Bullet Point (pp. 20-21).*

Please clarify that the SEC determines when purchase payments need not be priced including when an emergency exists and when trading on the NYSE is restricted. *See* Section 22(e) of the 1940 Act, as amended.

28. *Free Withdrawal Amount (p. 21).*

a.   Plain English. It is difficult to understand what the free withdrawal amount in the 1st bullet point really means. Please explain in plain English what this value represents. Is it 15% of the market value increase that the contractowner has not yet withdrawn from the contract? Assuming a contractowner has made purchase payments during the Account Year, when it would provide contractowners with greater value than 15% of those new purchase payments? The revised disclosure should give the reader a practical sense of what that value is and when his free-withdrawal amount would be based on it.

b.   Contract Earning Calculation. The mathematical order of operations in the Contract earnings equation is ambiguous. The calculation is subject to two interpretations that would produce very different values. As written, Contract earnings could be:

(i)   the remaining Account Value after Purchase Payments, Partial Withdrawals, and charges have all been deducted (*i.e.*, A - (B + C));

　　　or

(ii) the Account Value reduced by (minus) Purchase Payments and then increased by (plus) Partial Withdrawals and charges taken (i.e., A - B + C).

Please determine the intended reading and revise accordingly.

29. *Withdrawal Charge on Purchase Payments (p. 21).*

This subsection is extremely confusing; please rewrite it in plain English. Currently, a reader cannot understand the practical effect of the first or last sentence. Please revise these statements in terms of their effect on the contractowner. Consider how the contractowner should use the information, the transaction decisions it may effect, and different objectives a contractowner might have for the transactions involved, and redraft accordingly.

30. *Calculation of Withdrawal Charge (pp. 21-22).*

The description of the maximum withdrawal charge (directly below the chart on page 22) language is confusing. Mathematically, the current language says:

　　　maximum withdrawal charge = [excess account value ÷ free withdrawal amount] x 8%

This does not appear to be correct. Please rewrite the statement below the chart in plain English.

31. *Nursing Home Waiver (p. 22).*

Please indicate how a contractowner will know if the Nursing Home Waiver has been approved in his or her state. Also, clarify whether the relevant approval is based on the state of issue, state of residence, or both.

32. *Other Withdrawals (p. 22).*

Using plain English, please revise this disclosure so it explains when a withdrawal charge *will* be applied to death benefit proceeds.

33. *Mortality and Expense Risk Charge Credit (p. 23).*

The 0.15% credit is only mentioned here. How is it factored into free withdrawal and all of the riders? How does it affect the calculation of earnings, Account Value, Withdrawal Benefit Base, death benefit proceeds or any other contract values. As appropriate, please supplement the existing disclosure to address this credit.

34. *Charges for Optional Benefits (pp. 23-24).*

a.   *Withdrawal Benefit Base.* Please add a cross-reference to the disclosure narrative(s) that describe the Withdrawal Benefit Base adjustments mentioned parenthetically in the middle of the 1st paragraph.

b.   *MAV Optional Death Benefit Charge.* In the sentence directly below the chart on page 24, please clarify whether the charge is deducted daily or annually.

35. *Optional Living Benefits: Introduction (p. 24).*

At the end of the 1st paragraph, please state that the riders **provide no benefits** if your account value declines to zero before the Coverage Date which is, generally, the Contract Anniversary after you turn 59. (The current disclosure could be misleading because a contractowner can pay for the SIM or SIM Plus rider for 38 years before being old enough to qualify for this benefit.) Also, clarify the bold and italicized sentence in the middle of the introduction (after the bullet points) if appropriate. The current language (specifically the phrase "at any given time")

36. *Key Terms (pp. 24-25).*

a.   *Generally.* Please consider inserting a brief summary of the "Description of the Living Benefits" section prior to the Key Terms list so the reader has sufficient context to understand the descriptions of each term. Without a very basic understanding of how the living benefits operate, the definitions do not make much sense.

b.   *Bonus Base & Bonus Period.* Please define Bonus Base and Bonus Period independently. The current definitions are circular and, therefore, unhelpful. Which one is determined first and based on what factors? Explain.

c.   *Coverage Date.* Please state the relevance of the Coverage Date. Specifically, indicate that it is the date that determines whether the contract terminates or contract benefits kick in if the account value drops to zero.

d.   *Lifetime Withdrawal Percentage.* This definition is inconsistent with the definition of Annual Withdrawal Amount. (The definition of Annual Withdrawal Amount says it is calculated based on the Withdrawal Benefit Base, not the Lifetime Withdrawal Percentage.) Instead of simply identifying Lifetime Withdrawal Percentage as a variable in the calculation of a different value, a more helpful definition would explain what the percentage represents. For example, is it the maximum aggregate amount that can be withdrawn over the life of the riders? What is it based on? Please revise so the definition helps the reader understand the whole feature better.

e. One-Time Access Withdrawal. The definition does not provide enough context for a reader to understand what "set your Lifetime Withdrawal Percentage" means. Please revise or supplement the definition to make this clear. Also consider substituting a more descriptive word (*e.g.*, establish, activate...) for "set."

f. Plus Factor. Please rewrite this definition in plain English. To provide a frame of reference for the narrative description later in the text, indicate that the increase will be at least 3% of the Withdrawal Benefit Base. Also, please move the phrase "after the Coverage Date." It is not clear what it modifies.

g. 200% Benefit Enhancement. Please capitalize the word "adjusted" so it is clear the definition refers to the defined term or explain what the purchase payments are adjusted for in this context.

37. *Living Benefit Rider Comparison Chart (pp. 26-28).*
a. Bold Introductory Statement. Please delete the word "current" in the bold statement above the chart. Alternatively, indicate which terms are subject to change and, in an appropriate cross-reference, identify the disclosure describing how they can change.

b. Lifetime Income. In the "Plus Factor" row, it is unclear what the information under SIM Plus means. If correct, clarify that the Withdrawal Benefit Base increases by 3% annually once the bonus period ends. *See* Narrative disclosure at p. 32.

c. Bonuses and Enhancements. Confirm that for the SIM rider, a Required Minimum Distribution withdrawal terminates Bonus Period as the last bullet point of the Bonus Period row suggests.

d. Annual Step-Up. Please indicate the value to which the step-up references apply. Is it the Lifetime Withdrawal Percentage, the Withdrawal Benefit Base, or the Bonus Base? If the answer differs depending on the rider, please clarify the corresponding sections of the chart accordingly.

e. Excess Withdrawals Under SIR. If correct, please clarify that the Account Value is also reduced dollar-for-dollar by the portion of the withdrawal that is not excess (*i.e.*, Annual Withdrawal Amount).

f. One-Time Access Withdrawal Under SIM. If correct, please insert the word "permanently" before "reduces" in the first bullet point. As presented, the first bullet point could be read to say that the 200% Benefit Enhancement becomes a 195% Enhancement if the One-Time Access Withdrawal lowers the Withdrawal Benefit Base by 5%. If this is not correct, please describe the reduction to the 200% Benefit Enhancement in a separate bullet point.

38. *Important Consideration #1 (p. 28).*
a. 4th Bullet Point. Please substitute the word "decrease" or "lower" for "affect" or explain why such a change would not be appropriate.

b. 6th Bullet Point. If correct, add "and, potentially, the value of Optional Death Benefit as well" to the end of the description in the 2nd sub-bullet point. Also, please identify the withdrawal limitations and restrictions to which the last sub-bullet point refers and provide a cross-reference to the narrative describing them.

39. *Important Consideration #3 (p. 29).*

Please substitute the word "increase" for the word "change" or explain why that would not be appropriate. In responding, consider whether reducing fees in the future is a realistic possibility in light of how the product has been priced.

40. *Important Consideration #6 (p. 29).*

In the last bullet point, please add a cross-reference indicating where the narrative explains the impact on the ten-year Bonus Period. Alternatively, add a simple, plain English sentence describing the practical effect of this limit on the Bonus Period.

41. *Important Consideration #7 (p. 29).*

a.   *1ˢᵗ Bullet Point*. Would this statement also be true if Account Value fell to zero in the absence of withdrawals due to bad market performance and the deduction of contract fees and charges? If so, please: (i) state this explicitly; and (ii) emphasize the disclosure using bold font or some other means of drawing the reader's attention.

b.   *3ʳᵈ Bullet Point*. If the Account Value only falls to zero because of negative market performance in addition to contractowner withdrawals, is this statement still true? Please clarify or provide a cross-reference to the narrative disclosure discussing this issue.

c.   *Related Appendix Examples*. We note that Appendix C does not provide examples of fact scenarios in which the contract terminates and the contractowner loses the rider benefits. Please supplement the Appendix with examples showing circumstances in which this may occur.

42. *Annual Withdrawal Amount (p. 30).*

a.   *Generally*. This section is hard to follow unless the reader already understands what the Withdrawal Benefit Base is. Please consider moving the Withdrawal Benefit Base section forward so it precedes this one.

b.   *Changes to the Withdrawal Benefit Base*. If applicable, identify any exceptions to the last sentence in the 2ⁿᵈ paragraph. In particular, please consider whether an exception applies to transactions that cause Account Value to drop to zero before the next Account Anniversary.

43. *Withdrawal Benefit Base (pp. 30-31).*

a.   *Bonuses*. Please clarify whether the returned Mortality and Expense Risk Charges described on page 23 are considered bonuses for this purpose. If they affect the Withdrawal Benefit Base calculation, indicate how. Otherwise, revise the section describing those payments to indicate that they do not affect the calculation of rider benefits.

b.   *Determining Maximum Withdrawal Benefit Base Limits*. Please explain how the rights reserved in the parenthetical would work. Would Registrants just aggregate the Withdrawal Benefit Bases on other contracts? What if the other contracts do not have optional living benefits? Would Registrants aggregate other values (*e.g.*, Account Values, Premium Payments, etc.) and recalculate the Withdrawal Benefit Base to determine if the limit has been reached?

44. *Bonus and Bonus Base (p. 31).*

The 2ⁿᵈ sentence in the 1ˢᵗ paragraph is consistent with the rest of the SIR III disclosure but inconsistent with the SIM and SIM Plus information further down the page. Specifically, the last bullet point in this section states that the Bonus Period for SIM and SIM Plus ends with the first non-One-Time Access Withdrawal. Please reconcile the inconsistency.

45. 200% Benefit Enhancement (p. 31).

a. *Eligibility*. Please draw attention to the fact that any withdrawal other than a -One-Time Access Withdrawal eliminates the entire benefit (bonus and enhancement) completely. Also, please revise the opening sentence so the references in the rider comparison chart are easier to understand. Specifically, clarify that the contractowner is eligible *to increase his/her withdrawal benefit base* to the 200% Benefit Enhancement value.

b. *200% Benefit Enhancement Calculation.* If correct, explain that the 200% Benefit Enhancement may (i) increase the contractowner's Withdrawal Benefit Base when market performance is neutral or negative; (ii) not be cost effective for contractowners who make few purchase payments; and (iii) provide little or no benefit if purchase payments are few and market performance is high.

c. *Effect of One-Time Access Withdrawal.* Can a One-Time Access Withdrawal reduce the 200% Benefit Enhancement so this feature will not provide any additional benefit? If so, please indicate the general circumstances in which this could occur.

46. Plus Factor (p. 32).

a. *3% Increase or Step-Up Comparison*. Please clarify how the comparison between the step-up and the 3% increase works. Is the 3% calculated before or after the Withdrawal Benefit Base is adjusted for any withdrawals or premium payments since the previous Account Anniversary? (The order of calculation could make a significant difference in the resulting Withdrawal Benefit Base value.)

b. *Step-Up Preference*. May a contractowner choose a step-up instead of the higher 3% increase if the step-up would increase his/her Lifetime Withdrawal Percentage based on a new age tier? Please discuss. If correct, indicate that a contractowner may be better off with SIM instead of SIM Plus in this scenario.

c. *Discontinuation of the Plus Factor*. Please clarify how the 2nd bullet point applies when the Account Value would not have been reduced to zero but for a combination of poor performance and the Excess Withdrawal.

47. Early Withdrawals (p. 32).

In plain English, summarize the practical effect of the formula for reducing the Withdrawal Benefit Base.

48. Excess Withdrawals (pp. 32-33).

In plain English, please summarize the practical effect of this formula and explain, generally, the difference between reductions based on the Excess Withdrawal formula and reductions based on the Early Withdrawal formula.

49. One-Time Access Withdrawal (pp. 33-34).

a. *4th and 6th Bullet Points*. Please restate the 4th bullet point in active voice (*e.g.*, "you will forfeit the One Time Access Withdrawal benefit"). Restate the 6th bullet point the same way (*e.g.*, "you forfeit all future 200% Benefit Enhancements").

b. *Comparison to SIM III*. After the 1st set of bullet points, please continue the discussion of the contractowner who failed to elect the One-Time Access Withdrawal. Describe how the same contractowner would have fared with the same facts had he selected the SIM III Rider instead. If the contractowner would have better off under the SIM III Rider in the same scenario, state this and explain why (*e.g.*, lower SIM III rider charge).

c. *Effect of Early and Excess Withdrawals.*

    (i) The 3rd bullet point below the section beginning "**Please Note:...**" is inconsistent with the reference to the Annual RMD amount in the opening paragraph of the "Impact of Withdrawals" section on page 32. Please reconcile.

    (ii) The point of the last bullet point (above "Costs of Living Benefits") is unclear. What is the practical effect of this statement? If it is intended to indicate that a contractowner cannot use the One-Time Access Withdrawal to move all or part of the Account Value to a new contract with another insurance company, please say this directly. If not, use plain English to describe the situation this is trying to prevent.

50. Cost of Living Benefits (p. 34).

In sentence 3 of the paragraph above the chart, please substitute "increase" for "change" or explain why this would not be appropriate. Also, clarify the 1st bullet point below the chart. Specifically, explain that the total annual fee (a) is the sum of 4 quarterly charges; and (b) may be much higher than the maximum annual percentage of the average *annual* Withdrawal Benefit Base as a result. The reader should understand that the Maximum Annual Rate is based on the highest quarterly Withdrawal Benefit Base value for that year, not the annual average value. Consequently, the maximum annual rate refers to the *highest* quarterly Withdrawal Benefit Base of the year.

51. Cancellation of the Benefit (p. 34).

Please add a cross-reference to the narrative section(s) describing the circumstances in which a Living Benefit will terminate upon a change of ownership of the Contract. This information is difficult to locate.

52. Death of Participant: Single-Life Coverage (p. 34).

The impact of the 2nd sentence is unclear. Does this mean that the surviving spouse may not be allowed to continue the living benefit option that the deceased spouse had elected under the contract? Please explain this provision more fully.

53. Annuitization Under the Living Benefits (p. 35).

It is unclear how the paragraph directly below the bullet points applies. How does Registrant determine that Account Value dropped to zero based on a combination of poor performance and Early or Excess Withdrawals? How bad must performance be to conclude that poor performance was a factor in causing the zero Account Balance? How is the Annual Withdrawal Amount calculated and as of what date? What happens if the zero balance is caused by deduction of charges following an Early or Excess Withdrawal during a time of poor performance? What is "poor" performance? Does it have to be negative or just declining relative to some prior point in time? Please add disclosure explaining the application of this passage.

54. Tax Issues Under Living Benefits (pp. 35-36).

The 3rd paragraph states that reductions to the Withdrawal Benefit Base are waived for withdrawals up to the Yearly RMD Amount but does not mention the impact on the related 200% Benefit Enhancement and Bonus provisions. If there is no corresponding waiver for these provisions, please expressly state that the contractowner will still forfeit these benefits if s/he takes that yearly RMD Amount. If there is a corresponding waiver, indicate this instead.

55. Designated Funds: Change in Fund Status (pp. 36-37).
a. DCA Program. Please clarify how participation transfers from the DCA Account are treated if a Fund was a Designated Fund when the contractowner selected the DCA Program funds but loses Designated Fund status before the full 6 or 12-month DCA Program runs. Does the contractowner have to provide new allocation instructions for the remaining DCA payments or are those transfers treated like automatic portfolio rebalancing instead? Explain.

b. Living Benefit Step-Ups. In the sentence that says a contractowner "may have to transfer into a current Designated Fund before a step-up can occur," please substitute "will" for the word "may." Alternatively, clarify the circumstances in which the contractowner would be entitled to a step-up without making a transfer.

56. Build Your Own Portfolio (p. 37).
Please revise the 2nd paragraph for consistency with Consideration #6 on page 29. The optional benefits can restrict the timing of purchase payments *and* limit the contractowner's total annual contribution. Also, add a sentence to the 3rd paragraph explaining how DCA program transfers are treated when a fund within the portfolio closes or affirmatively state that a contractowner cannot participate in a DCA program and the Build Your Own Portfolio option at the same time.

57. Death Benefit: Introductory Paragraph (p. 37).
In the 2nd sentence, please substitute the word "will" for "may" or make clear that the rest of the sentence describes the *only* applicable exception.

58. The Basic Death Benefit (pp. 37-38).
The cross-referenced section under paragraph (3) does not explain the equation adequately. Please clarify how the equation works when there have been multiple purchase payments and multiple withdrawals. Do you apply the equation separately for each purchase payment and then total the results? If not, which withdrawal does "Account Value after [or before] Withdrawal" refer to?

59. Optional Death Benefit (p. 38).
Registrant has represented that the contract's only new features are the living benefit options, not the death benefit options. Please delete the qualifying language about state approval or explain to the Staff why it is appropriate here. We note that the identical language appears in the contracts that are currently being sold and upon which these filing are based.

60. Spousal Continuance (p. 38).
Living Benefits seem to be treated differently under the Spousal Continuance provision and the "Death of a Participant" provisions on pages 34 and 35. The overlap is confusing. Please provide simple, plain English disclosure describing when a surviving spouse's right to continue living benefits is governed by the "Death of a Participant" provisions and when it will be governed by the Spousal Continuation provision. Is there ever a situation in which both could apply and provide different results? If so, explain.

61. Calculating the Death Benefit (p. 38).
a. Partial Withdrawals. The impact of partial withdrawals is confusing because the disclosure does not indicate whether the death benefit is recalculated after each withdrawal. If so, please state. If not, please explain how "the death benefit amount immediately before the withdrawal" is calculated when the withdrawal in question is the last in a series of withdrawals. Likewise, please explain how the death benefit calculation is affected by each purchase payment.

b. Fixed Account Value (last sentence, 2nd paragraph). If a portion is invested in a DCA account, clarify how such a transfer would affect a surviving spouse continuing a contract with living benefits. What happens when transferring to the Money Market Sub-Account is not permitted under the terms of the living benefit? Would the living benefit terminate because the Money Market Sub-Account is not a Designated Fund? If it is a permitted investment because the Build Your Own Portfolio option applies, what happens if the transfer still violates the allocation percentage requirements? Does the living benefit terminate in that situation? Please explain.

62. Method of Paying Death Benefit (pp. 38-39).

Please revise the last sentence of the 2nd paragraph so it specifically refers to the Investment Company Act of 1940, as amended, to make this section consistent with the "Payment of Death Benefit" section that follows. The current language could be read to imply that distribution is determined by state law. Also, please clarify that the death benefit proceeds will remain invested in the variable account options until paid. Separately, confirm to the Staff that the deferral provision will be administered consistent with the staff positions articulated in Comments 14 and 18 of Industry Comment Letters dated February 8, 1988 and November 12, 1993, respectively.

63. Selection of Annuitants(s) (p. 40).

Please clarify that the prospectus also uses the terms "Payee" and "Annuitant" interchangeably or use only one term in the prospectus. The term "Payee" appears multiple times in the prospectus from this point forward.

64. Annuity Option B: Assumed Interest Rate (p. 40).

Currently, the variable annuity assumed interest rate is not disclosed until page 42. Please identify the rate as 3% the first time it is mentioned.

65. Selection of Annuity Option (p. 41).

This product does not offer fixed account options other than the DCA accounts. In light of this, please amend the 2nd paragraph as appropriate.

66. Variable Annuity Payments (pp. 41-42).

The parenthetical reference to "exchange of annuity units" is confusing. Please refer to transfers between Subaccounts using consistent terminology throughout the prospectus. Accordingly, substitute the term "transfer" for "exchange" as appropriate. This comment also applies to the "Exchange of Variable Annuity Units" section on page 42.

67. Annuity Payment Rates (p. 42).

The term "Annuity Payment Rates" does not appear in the glossary. Please define it.

68. Voting of Fund Shares: Final Paragraph (p. 44).

Please rewrite the second half of the last paragraph in plain English beginning at the sentence that starts, "Prior to the Annuity Commencement Date... ." Rule 421.

69. Substitution of Securities (p. 44).

Please restate the phrase "we may make appropriate endorsement" using plain English so it is clear that notice will be provided via a supplement to the prospectus. This comment applies everyplace this phrase appears.

70. *Splitting Units (p. 45).*
Please qualify the first sentence to indicate that these changes must comply with Federal Securities Laws.

71. *Modification (p. 45).*
a. *"if such modification is..."*. Following this language in the 1ˢᵗ sentence, please insert the phrase "is consistent with federal securities laws and regulations and."

b. *"provided that such modification applies..."*. Please revise the 1ˢᵗ sentence of the 2ⁿᵈ paragraph to indicate that any changes to these charges will not exceed the maximum fees stated in the fee table. Registrant may not impose changes above the maximum fee table figures without filing a new registration statement as the Staff views such changes as outside of the scope of the security created by this registration statement.

72. *Right to Return (p. 45).*
In your response letter, please represent that all material provisions of the contract are described in full in the prospectus.

73. *Impact of Optional Death Benefits and Optional Living Benefits: Qualified Contracts (pp. 49).*
Please rewrite this entire section in plain English. Large sections of the disclosure is unintelligible.

74. *Distribution of the Contract (pp. 51-52).*
As this is a new registration statement, please clarify the "Contracts" to which the last sentence of this section refers.

75. *Available Information (p. 52).*
Given that a registration statement filed on Form N-4 is both a '33 Act and a '40 Act filing, please identify the '33 Act required information that the 2ⁿᵈ sentence says the prospectus does not contain and explain to the Staff why it is not included here.

76. *State Regulation (p. 53).*
In the 3ʳᵈ paragraph, please explain how this disclosure could affect the insurance company's obligation to pay benefits under the optional living benefit and death benefit riders.

77. *Legal Proceedings (p. 53).*
The Item 13 disclosure requirement also applies to legal proceedings that may have a material impact on the Registrant's principal underwriter and depositor as well. Please revise the disclosure to respond fully to this requirement.

78. *Other Required Disclosure, Exhibits, and Representations.*
Please confirm to the Staff that the financial statements for the depositor and any guarantor will be filed with the pre-effective amendment. Indicate the applicable accounting method as well. In addition, please be reminded that for all powers of attorney upon which Registrant may wish to rely for future amendments to this filing, those powers of attorney must "relate to a specific filing" as required by Rule 483(b) under the 1933 Act. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * * *   *

Please respond to the comments above with a pre-effective amendment to each registration statement and in a letter filed as EDGAR correspondence associated with each initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of these registration statements, they will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any changes to them. After we have resolved all issues and the pre-effective amendment to each registration statement are filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of each registration statement. We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you may call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products